Exhibit 21.1

Company	Country of Incorporation

Paysafe Financial Services Limited	United Kingdom

Paysafe Partners LLC	United States

Paysafe Payment Processing Solutions LLC	United States

Skrill Limited	United Kingdom

Paysafe Prepaid Services Limited	United Kingdom

Paysafe Merchant Services Inc.	Canada